UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number                  001-14905

BNSF Railway Company

Non-Salaried Employees 401(k) Retirement Plan

2650 Lou Menk Drive

Fort Worth, Texas 76131-2830

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

*

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

/s/ WHITLEY PENN LLP

Fort Worth, Texas

June 24, 2019

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

			As of December 31,
			2018		2017
ASSETS

Investments, at fair value:

Investment in BNSF 401(k) Plans Master Trust (Note 4)	$		2,389,771	$	2,539,822

Investments, at contract value:

Investment in BNSF 401(k) Plans Master Trust relating to fully benefit-responsive investment contracts (Note 4)			409,519		383,953

Total investments			2,799,290		2,923,775

Receivables:

Notes receivable from participants			146,565		140,082

Total assets			2,945,855		3,063,857

LIABILITIES

Contributions owed to participants			21		17

NET ASSETS AVAILABLE FOR BENEFITS		$	2,945,834	$	3,063,840

The accompanying notes are an integral part of the financial statements.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

		Year Ended December 31, 2018

Additions to net assets:
Plan interest in BNSF 401(k) Plans Master Trust investment loss (Note 4)	$	(102,994)
Interest income from notes receivable from participants		6,438

Contributions:
Employer		9,915
Participant		170,103

Total contributions		180,018

Asset transfers from other plans, net		1,785

Total additions to net assets		85,247

Deductions from net assets:
Benefit payments to participants		203,229
Administrative expenses		24

Total deductions from net assets		203,253

Net decrease in net assets		(118,006)

Net assets available for benefits:
Beginning of year		3,063,840

End of year	$	2,945,834

The accompanying notes are an integral part of the financial statements.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2018 and 2017

NOTE 1 – DESCRIPTION OF PLAN

The following description of the BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. BNSF Railway Company and its majority-owned subsidiaries, (collectively, BNSF Railway) is a wholly-owned subsidiary of Burlington Northern Santa Fe, LLC (BNSF).

General

The purpose of the Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is to offer eligible non-salaried employees of BNSF Railway an opportunity to invest a portion of their income on a regular basis through payroll deductions. These amounts, supplemented in some cases by BNSF Railway’s matching contributions, may be invested at the participant’s direction in various investment funds.

Effective January 1, 2011, based on a Memorandum of Agreement between the Brotherhood of Locomotive Engineers and Trainmen (BLET) and BNSF Railway Company, on approximately March 1 of each year, BNSF Railway will contribute a single vested contribution on behalf of each eligible employee (BLET Contribution).

Administration

The Plan is administered by BNSF’s Vice President and Chief Human Resources Officer (the Plan Administrator). Vanguard Fiduciary Trust Company (the Trustee) is responsible for the custody and management of the Plan’s assets, and an affiliate of the Trustee provides recordkeeping services to the Plan. BNSF Railway’s Employee Benefits Committee is responsible for appointing and removing the Trustee, specifying the investment options available under the Plan (if not otherwise mandated by the Plan), and reviewing benefit claims appeals.

Master Trust

The Plan participates in the BNSF 401(k) Plans Master Trust (the Master Trust) and, along with the Burlington Northern Santa Fe Investment and Retirement Plan (the Salaried Plan), owns a percentage of the assets in the Master Trust.

Eligibility

Employees under the Plan include any person who establishes seniority under a collective bargaining agreement that provides for participation in this Plan. An employee shall be eligible to participate in the Plan upon the earlier of completion of not less than one year of continuous service with BNSF Railway or a 12-month period, computed with reference to the date on which the employee’s employment commenced, and anniversaries thereof, during which the employee has not less than 1,000 hours of service, or a shorter period of participation service that an applicable collective bargaining agreement may provide for an eligible employee.

Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Employee eligibility for the BLET Contribution is based on employees who received earnings in the engineer’s craft and did not terminate employment with BNSF Railway for reasons other than death or retirement.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Contributions

Compensation, as generally defined under the Plan, is the total of salary and other amounts received for personal services rendered as an eligible employee, excluding disciplinary or judicially ordered back pay awards, severance benefits, bonuses and certain other payments set forth in the Plan. The Plan provides that the annual compensation of each employee taken into account under the Plan for any year may not exceed a limitation pursuant to requirements of the Internal Revenue Code (IRC). During 2018, the limitation was $275 thousand. The maximum limitation on combined total before-tax and after-tax employee contributions (other than catch-up contributions) is 25% of compensation or such other maximum amount provided in an applicable collective bargaining agreement. All employee-elected contributions are made by means of regular payroll deductions.

BNSF Railway matches 25% of the first 4% of employee-elected before-tax contributions and/or Roth contributions for each pay period for employees whose collective bargaining agreement provides for a BNSF Railway match. Matching contributions are made in cash, as soon as practicable after the end of each pay period.

In addition, certain participants may elect to have BNSF Railway make sick leave deposits into the Plan in lieu of compensation for unused sick time in accordance with an agreement between BNSF Railway and the Transportation-Communications International Union.

The BLET Contribution provides a single vested contribution equal to 25% of 1% of the qualified earnings for each employee in the engineer’s craft during the preceding calendar year. Qualified earnings include gross earnings paid in the engineer’s craft and any profit-sharing payment made to the eligible employee, including any deferrals made under this Plan, and excluding certain retroactive payments.

During the 2018 Plan year, in accordance with the provisions of the IRC, no participant could elect more than $24.5 thousand in before-tax and/or Roth after-tax contributions, which included a $6 thousand limit for catch-up contributions for participants age 50 or older before the close of the Plan year. This limitation does not include BNSF Railway’s matching contributions. In addition, the Plan provides that annual contributions for highly-compensated employees (as defined by the IRC) may be limited based on the average rate of contributions for lower-compensated employees. In no event may the total of employee-elected pre-tax contributions, employee after-tax contributions, and BNSF Railway’s matching contributions exceed the lesser of $55 thousand ($61 thousand including catch-up contributions) or 100% of a participant’s compensation, as defined in IRC Section 415(c)(3), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, employer contributions, interest, dividends and gains and losses attributable to such contributions. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Participants may direct the investment of their account balances into investment options offered by the Plan. The Plan offers a company stock fund (the Company Stock Fund) which consists of Berkshire Hathaway Inc. (Berkshire) Class B common stock (BNSF is a wholly-owned, indirect subsidiary of Berkshire), seven mutual funds, fifteen common / collective trusts and a stable value fund as investment options for participants, all of which are held by the Master Trust.

Participants may allocate both elective and employer contributions to any or all of the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another on a daily basis within certain guidelines as described in the Plan document and the relevant investment prospectus.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

No investment election or interfund transfer may result in the investment of more than 20% of the value of a participant’s account in the Company Stock Fund. Investment election funds that exceed the 20% limit are invested in a target retirement trust designed for investors planning to retire on a date closest to the participant’s 65th birthday.

Vesting

Participants are immediately vested in their elective contributions plus any income or loss thereon. BNSF Railway’s matching contributions become fully vested in accordance with the following schedule:

Number of Years of Vesting Service*	Vested Percentage

Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

* The term “Vesting Service” is defined as the number of plan years in which the participant is compensated for at least 1,000 hours of work by BNSF Railway, in any capacity.

Participants are immediately vested in any BLET Contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or 50% of their vested account balance. Participants may have up to two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan account. Loan terms can be up to five years, or fifteen years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear fixed interest at the prime rate as of the date of borrowing plus 1%. Interest rates on loans outstanding as of December 31, 2018, range from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions for active employees.

Benefit Payments to Participants

Subject to certain Plan and IRC restrictions, a participant may, at any time, elect to withdraw all or a specified portion of the value of the participant’s account in the Plan, including vested employer contributions. Both the Plan and the IRC allow a participant who has not attained age 59 ½ to withdraw the participant’s pre-tax and Roth after-tax contributions only in the event of hardship (as defined in the Plan). Earnings on pre-tax contributions credited after December 31, 1988, are not available for withdrawal for hardship.

No distribution from the Plan, unless in the event of hardship or attainment of age 59 1⁄2, will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary), becomes disabled or otherwise terminates employment with BNSF Railway.

By law, a distribution of benefits must occur or commence no later than April 1 of the calendar year following the later of the year when a participant attains age 70 ½ or retires. In the event of the death of a participant, the participant’s account is distributed to their beneficiary. Immediate lump-sum distributions are required in the case of accounts valued at up to $5 thousand. Mandatory lump-sum distributions which are greater than $1 thousand will be transferred to an individual retirement account for the benefit of the participant unless the participant elects to receive the distribution directly or roll-over the distribution into another eligible retirement plan.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Forfeited Accounts

The Plan provides for the forfeiture of nonvested BNSF Railway matching contributions related to terminated employees. Forfeitures shall be used in the following order (as described by the Plan document):

-	First, to restore previously forfeited amounts of other participants who have resumed employment with BNSF Railway;
-	Second, to offset future BNSF Railway matching contributions; and
-	Finally, to pay administrative expenses of the Plan.

Forfeitures used were $13 thousand in 2018. At December 31, 2018 and 2017, unused forfeited balances totaled $24 thousand and $11 thousand, respectively.

Plan Amendment and Termination

The Plan may be amended at any time. No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment. BNSF Railway matching contributions may be discontinued and participation by BNSF Railway in the Plan may be terminated at any time at the election of BNSF Railway. In the event the Plan is terminated, each participant shall receive the full amount of Plan assets in their respective accounts.

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. The Plan provides for an individual account for each participating employee. Plan benefits are based solely on the amount contributed to the participating employee’s account plus any income, expenses, gains and losses attributed to such account. Consequently, Plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Berkshire’s Class B common stock allocated to the participant’s account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Authoritative accounting guidance requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted withdrawal transaction under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust as well as the contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation or depreciation in the fair value of investments consists of realized and unrealized gains and losses on investments.

Risks and Uncertainties

The Plan provides for various investment options that include stocks, mutual funds, common / collective trusts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements.

Benefit Payments to Participants

Benefits are recorded when paid.

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting”. This ASU requires a plan’s interest in a master trust and any change in that interest to be presented in separate line items in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively. This ASU also requires all plans to disclose the dollar amount of their investments measured at fair value by general type of investment and the investments and other assets and liabilities of the master trust, as well as the dollar amount of its interest in these balances. This ASU is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted, and the amendments are to be applied retrospectively to each period presented. The adoption will not have a material effect on the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits, but additional disclosures will be required.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in the ASU modify the disclosure requirements related to fair value measurements. Disclosure requirements will be eliminated regarding transfers between Level 1 and Level 2 of the fair value hierarchy as well as policies related to the timing of transfers between levels and the valuation processes for Level 3 measurements. Disclosure requirements will be modified regarding Level 3 fair value measurements, net asset value disclosure of estimates of timing of future liquidity events, and measurement uncertainty. New disclosure requirements will be added regarding changes in unrealized gains or losses included in other comprehensive income for recurring Level 3 fair value measurements and regarding the range and weighted average used to develop significant unobservable inputs for Level 3 measurements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU. The Plan is currently evaluating the effect this standard will have on the financial statements.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

NOTE 3 – VALUATION

Various inputs are used to determine the fair value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices for identical assets or liabilities in active markets that BNSF Railway has the ability to access at the measurement date.

Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs are observable market data.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Plan’s investment in the Master Trust for other than fully benefit-responsive investment contracts is stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the specific interest that each plan has in the underlying participant-directed investment options. The investments held by the Master Trust are valued as follows: (1) Investments in registered investment companies are valued at the quoted net asset value of the respective investment company. Net asset value is considered a Level 1 input if redemptions at this value are available to all shareholders without restriction. (2) The Company Stock Fund is valued using a quoted active market price which is considered a Level 1 input. (3) Common / collective trusts are valued at the calculated net asset value of the respective investment entity. Although these trusts are not publicly traded and are considered a Level 2 input, the underlying assets are publicly traded on exchanges and price quotes for the assets held by these trusts are readily available.

The following table summarizes the Plan’s investments at fair value as of December 31, 2018, based on the valuation inputs (in thousands):

		Total		Level 1 Inputs		Level 2 Inputs
Registered investment companies	$	674,255	$	674,255	$	–
Common / Collective Trusts		1,406,645		–		1,406,645
Company Stock Fund		308,871		308,871		–

Total investments measured at fair value	$	2,389,771	$	983,126	$	1,406,645

Total investments of the Plan as of December 31, 2018 (in thousands):

		Total
Investments at fair value	$	2,389,771
Investments at contract value		409,519

Total	$	2,799,290

The following table summarizes the Plan’s investments at fair value as of December 31, 2017, based on the valuation inputs (in thousands):

		Total		Level 1 Inputs		Level 2 Inputs
Registered investment companies	$	765,050	$	765,050	$	–
Common / Collective Trusts		1,456,516		–		1,456,516
Company Stock Fund		318,256		318,256		–

Total investments measured at fair value	$	2,539,822	$	1,083,306	$	1,456,516

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Total investments of the Plan as of December 31, 2017 (in thousands):

		Total
Investments at fair value	$	2,539,822
Investments at contract value		383,953

Total	$	2,923,775

NOTE 4 – INVESTMENT IN MASTER TRUST

All of the Plan’s investments are in a Master Trust, which was established for the investment of assets of the Plan and of the Salaried Plan of BNSF. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. As of ended December 31, 2018 and 2017, the Plan’s interest in the net assets of the Master Trust was approximately 64%.

The following table presents the total of investments in the Master Trust (in thousands):

		As of December 31,
		2018		2017
Investments:
Registered investment companies	$	1,070,257	$	1,213,355
Common / Collective Trusts		2,159,814		2,242,264
Company Stock Fund		484,941		499,198

Total investments measured at fair value		3,715,012		3,954,817
Alternative Guaranteed Investment Contracts		599,066		606,352
Cash and cash equivalents		51,745		24,536
Traditional Guaranteed Investment Contracts		19,209		19,385

Total investments measured at contract value		670,020		650,273

Total	$	4,385,032	$	4,605,090

Investment loss for the Master Trust was as follows (in thousands):

		Year Ended December 31,
		2018
Investment loss:
Net investment depreciation	$	(261,512)
Interest and dividend income		98,571

Total	$	(162,941)

The Master Trust’s investment at contract value is a stable-value fund, which invests in traditional and alternative guaranteed investment contracts (GICs). GICs are contracts between an issuer and the Plan that provide for a fixed return on principal amounts invested over a fixed period of time. GICs are valued at contract value and, as required by authoritative accounting guidance, the Statements of Net Assets Available for Benefits presents the contract value of the GIC.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Alternative GICs (a form of wrap contract) are typically paired with an underlying single or multiple high-quality fixed income investments, fixed income mutual funds, or with units of a collective trust bond portfolio. The wrap contract is owned by the Plan while the underlying investments may or may not be owned by the Plan, depending on the contract. Wrap contracts are issued by insurance or financial services institutions. Investment gains and losses are amortized over the expected duration of the underlying investments of that contract through the calculation of an interest rate applicable to the contract on a prospective basis. The wrap contracts provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The wrap contract crediting rate is typically based on the current yield-to-maturity of the covered investments, plus or minus an amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is affected by the change in the annual effective yield-to-maturity of the underlying securities, and is also affected by the differential between the contract value and the market value of the covered investments. In addition, changes in duration from reset period to reset period can affect the crediting rate.

Certain events can limit the ability of the Plan to transact at contract value. Such events can include, but are not limited to, the following: (i) complete or partial Plan termination or merger with another plan; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of BNSF Railway or other BNSF Railway events (e.g., divestitures or spin-off of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan or Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Investment contracts generally impose conditions on the Plan. If an event of default occurs and is not cured, the issuer may terminate the contract. These events may include: (i) a breach of material obligation under the contract; (ii) a material misrepresentation; or (iii) a material amendment to the Plan agreement that is not approved and accepted by the issuer. The Plan may terminate wrap contracts at any time with notice, subject to certain conditions. Other than for reasons of Plan default, wrap contract issuers may generally only terminate contracts upon the completion of certain contract requirements, such as completion of a specified period of time.

If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Net assets and net investment income/loss are allocated to participating plans based on number of units owned.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Plan investments held in the Master Trust are shares of mutual funds managed by the Trustee. The Plan also invests in the Class B common stock of Berkshire through the Company Stock Fund, which is also held in the Master Trust. The Master Trust recorded purchases of $38 million and sales of $67 million of Berkshire Class B common stock during the year ended December 31, 2018. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Administrative expenses of the Plan, except for certain participant loan fees and Qualified Domestic Relations Order fees, are paid by BNSF Railway. For the year ended December 31, 2018, BNSF Railway paid $1.3 million in administrative expenses on behalf of the Plan.

NOTE 6 – INCOME TAX STATUS

The Internal Revenue Service determined and informed BNSF Railway by letter dated May 21, 2018, that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter; however, the Plan Administrator and tax counsel believe the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with IRC Section 401(k), amounts deducted from participants’ salaries as before-tax contributions are not income taxable to the participants until withdrawn or distributed. Non-Roth after-tax contributions are not subject to taxation upon withdrawal or distribution. Roth after-tax contributions and earnings are not subject to taxation upon withdrawal or distribution.

Generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements of the Plan include distributions to participants as deductions when paid. The Department of Labor requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an asset.

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 (in thousands):

		As of December 31,
		2018		2017
Net assets available for benefits from the financial statements	$	2,945,834	$	3,063,840
Reduction of participant loans by current year deemed distributions		(1,696)		(1,751)
Reduction of participant loans by deemed distributions in prior years still outstanding		(12,728)		(12,254)

Net assets available for benefits from the Form 5500	$	2,931,410	$	3,049,835

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

The following is a reconciliation of the change in net assets available for benefits from the financial statements to the Form 5500 (in thousands):

		Year Ended December 31, 2018
Net decrease in net assets available for benefits per the financial statements	$	(118,006)
Deemed distributions of participant loans for the current year		(1,696)
Deemed distributions of participant loans for the prior year		1,276

Net decrease in net assets available for benefits per the Form 5500	$	(118,426)

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

(Dollars in thousands)

EIN 41-6034000
Attachment to Form 5500, Schedule H, Line 4i:	Plan # 006
(in thousands)

(a)	(b)	(c)	(e)

	Identity of Issue, Borrower or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	BNSF 401(k) Plans Master Trust	Investment in Master Trust	$2,799,290

*	Notes receivable from participants	Interest rates of 4.25% - 10.50% with maturities from less than one year to fifteen years	132,141

	Total assets held for investment purposes		$2,931,431

* Represents a party-in-interest, as defined by ERISA.

Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure of cost information is required.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan

By: /s/ Judy Carter

Judy Carter
Vice President and Chief Human Resources Officer

Date: June 24, 2019

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Whitley Penn LLP